Cybin to Participate at the 2024 Milken Institute Future of Health Summit

- CEO Doug Drysdale to speak on panel about novel approaches to mental health treatments on November 13, 2024 -

TORONTO, CANADA – October 31, 2024 – Cybin Inc. (NYSE American:CYBN) (Cboe CA:CYBN) (“Cybin” or the “Company”), a clinical-stage breakthrough neuropsychiatry platform company committed to revolutionizing mental healthcare by developing new and innovative next-generation treatment options, today announced that Doug Drysdale, Cybin’s Chief Executive Officer, will be speaking at the 2024 Milken Institute Future of Health Summit on a panel entitled “The Next Frontier in Mental Health Research.”

“We share the Milken Institute’s inspiring commitment to accelerating medical research and improving health outcomes and are pleased to once again participate in this important event,” said Doug Drysdale, Chief Executive Officer of Cybin. “The Future of Health Summit is a unique opportunity for cross-discipline engagement around some of healthcare’s most challenging unmet needs. Cybin is proud to be a leader in innovative mental health research. As part of the larger panel discussion, we look forward to sharing our recent clinical advancements, including CYB003, our deuterated psilocin program for the adjunctive treatment of major depressive disorder, which is about to commence Phase 3, and CYB004, our deuterated DMT program in Phase 2 development for the treatment of generalized anxiety disorder.”

Milken Future of Health Summit: Partnering for Better Health
Panel title:     The Next Frontier in Mental Health Research
Date:         Wednesday, November 13, 2024
Time:        4:30 - 5:30 PM EST
Location:     Salamander, Washington DC, 1330 Maryland Avenue, SW

Description:     Mental illness is one of the most common health conditions—one in every eight people in the world lives with one. The staggering prevalence and impact of these illnesses has prompted worldwide research efforts to understand the causes and risk factors as well as to develop novel technologies and paradigms that more effectively diagnose and treat these illnesses. Today, therapeutic design efforts extend beyond those aimed at molecular and cellular mechanisms and include brain circuit organization and function. Such approaches offer the potential to link an individual’s symptom profile to personalized treatment for mental illness and open the door to new, innovative solutions for these conditions.

To access the live panel discussion, please click here. The archived webcast will also be available on the Company’s investor relations website on the Events & Presentations page. For more information on the Milken Institute and the upcoming conference visit www.milkeninstitute.org.

About Cybin

Cybin is a late-stage breakthrough neuropsychiatry company committed to revolutionizing mental healthcare by developing new and innovative next-generation treatment options to address the large unmet need for people who suffer from mental health conditions.

With industry leading proof-of-concept data, Cybin is working to change the mental health treatment landscape through the introduction of intermittent treatments that provide long lasting results. The Company is currently developing CYB003, a proprietary deuterated psilocin program, about to enter Phase 3 studies for the adjunctive treatment of major depressive disorder and CYB004, a proprietary deuterated DMT program in a Phase 2 study for generalized anxiety disorder. The company also has a research pipeline of investigational, 5-HT-receptor focused compounds.

Founded in 2019, Cybin is operational in Canada, the United States, the United Kingdom, the Netherlands and Ireland. For company updates and to learn more about Cybin, visit www.cybin.com or follow the team on X, LinkedIn, YouTube and Instagram.

Cautionary Notes and Forward-Looking Statements

Certain statements in this news release relating to the Company are forward-looking statements and are prospective in nature. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as “may”, “should”, “could”, “intend”, “estimate”, “plan”, “anticipate”, “expect”, “believe” or “continue”, or the negative thereof or similar variations. Forward-looking statements in this news release include statements regarding the Company’s plans to initiate its Phase 3 study of CYB003; proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens for mental health disorders.

These forward-looking statements are based on reasonable assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company to materially differ from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors, among other things, include: implications of the spread of COVID-19 on the Company's operations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; expectations regarding the size of the psychedelics market; the ability of the Company to successfully achieve its business objectives; plans for growth; political, social and environmental uncertainties; employee relations; the presence of laws and regulations that may impose restrictions in the markets where the Company operates; and the risk factors set out in each of the Company's management's discussion and analysis for the three months ended June 30, 2024 and the Company’s annual information form for the year ended March 31, 2024, which are available under the Company's profile on www.sedarplus.ca and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward-looking statements and information contained in this news release. The Company assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

Cybin makes no medical, treatment or health benefit claims about Cybin’s proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds. The efficacy of such products has not been confirmed by approved research. There is no assurance that the use of psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds can diagnose, treat, cure or prevent any disease or condition. Rigorous scientific research and clinical trials are needed. Cybin has not conducted clinical trials for the use of its proposed products. Any references to quality, consistency, efficacy and safety of potential products do not imply that Cybin verified such in clinical trials or that Cybin will complete such trials. If Cybin cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on Cybin’s performance and operations.

Neither the Cboe Canada nor the NYSE American LLC stock exchange have approved or disapproved the contents of this news release and are not responsible for the adequacy and accuracy of the contents herein.

Investor & Media Contact:
Gabriel Fahel
Chief Legal Officer
Cybin Inc.
1-866-292-4601
irteam@cybin.com – or – media@cybin.com